02038301

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the report dated *May 27, 2002*

Sun Life Financial Services of Canada Inc. (the "Company")
(Translation of registrant's name into English)

150 King Street West, Toronto, Ontario, M5H 1J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F Form 40-F *X*

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No *X*

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- *N/A*

The following documents are attached:

1. A Press Release issued by the Company on May 27, 2002.

News Release

Sun Life Financial

SUN LIFE FINANCIAL AND CLARICA PLEASED WITH GOVERNMENT OF CANADA'S APPROVAL ON TRANSACTION

(Toronto, May 27, 2002) - Sun Life Financial Services of Canada Inc. (NYSE/TSX: "SLC") and Clarica Life Insurance Company (TSX: "CLI") are pleased to have obtained approval from the Honourable Maurizio Bevilacqua, Secretary of State (International Financial Institutions) for Sun Life Financial's acquisition of Clarica. Today's announcement marks a significant achievement in the creation of a Canadian-based international financial services powerhouse.

Sun Life Financial will be one of the largest publicly-traded North American life insurance companies measured by market capitalization. With the necessary approvals received from all regulators, the transaction is scheduled to be completed on May 29, 2002.

"Officials at the Competition Bureau, the Office of the Superintendent of Financial Institutions and the Department of Finance worked very hard in their assessment of this transaction to ensure the public interest was served," said Donald A. Stewart, Chairman and Chief Executive Officer, Sun Life Financial. "With strong integration plans, we now turn our focus on delivering the benefits associated with this successful transaction. Our combined world-class work force, intense customer focus and dedication to the creation of shareholder value will drive our efforts to meet stakeholder commitments."

Sun Life Financial and Clarica will now proceed with integration, led by Bob Astley, Clarica's President and Chief Executive Officer, who will become president of the combined organization's Canadian operations.

"We are ready to hit the ground running and begin immediate implementation of integration plans when the transaction closes later this week," said Mr. Astley. "Transition teams composed of staff from both companies have made considerable progress on planning our integration. We are now ready to launch the new Canadian market leader."

In Canada, the combined organization will be a leader in virtually all of its markets. It will be in a position to offer customers the best of both companies by leveraging two strong brands – Sun Life Financial and Clarica. The Sun Life Financial brand will be used in selected retail products and distribution channels, including IQON, a subsidiary company, and group retirement services and group insurance. The Clarica brand will be used to serve more than two million individual retail customers through the 4,000-strong direct sales force. Sun Life Financial will also be in a stronger position to grow and expand internationally in an industry marked by increased consolidation and competition.

Highlights of the transaction include the following rankings within the Canadian life insurance industry:

- #1 based on combined revenues of $27.1 billion for the 12 months ended March 31, 2002
- #1 in assets under management of $409 billion including total general and segregated fund assets of $177 billion as at March 31, 2002
- #1 in group life and health based on annualized premiums and premium equivalent
- #1 in group retirement services based on assets under administration for defined contribution plans
- #1 in retail insurance premiums in-force
- #1 customer base, with approximately 7 million Canadian customers
- #1 direct sales force with more than 4,000 independent career agents

Moving forward, the combined organization will enhance customer service across Canada by combining the best people, processes, products and distribution channels, supported by the country's largest direct sales force. This will ensure that the integration is as seamless as possible for customers, with minimal disruptions. Canadians will benefit from the organization's increased capacity to innovate, offer greater choice and value. The transaction is also expected to create a lower cost structure through economies of scale and cost efficiencies that will support greater investments in technology and other customer service enhancements. Customers and policyholders will retain all contractual rights and benefits with the added assurance of a stronger organization behind them.

Approximately 1,650 positions will be eliminated due to this transaction. With normal voluntary turnover, retraining initiatives and continued business growth, it is expected that the number of employees who actually lose their jobs will be less than the number of positions eliminated. The majority of job reductions are anticipated to occur in 2003. They will not be concentrated in any one geographic region, business unit or job classification. Longer-term, the combined organization will be better positioned to create opportunities for employees than either of the two operations could provide on their own.

The organization will be guided by principles of fairness, dignity and respect in approaching job reductions. As announced last year, there will be no staff reductions related to this transaction prior to June 30, 2002. The staffing process has been fair and transparent for employees of both organizations. Displaced employees will receive transition support with the objective of assisting people in their transition so that at least 90 per cent of those who lose their employment are repositioned in line with their goals within 90 days. A transition fund of up to $25 million will support individuals in repositioning themselves for either internal or external roles. Employees displaced as a result of this transaction will receive severance exceeding industry standards and, under certain conditions, enhanced early retirement benefits in accordance with a temporary pension amendment. Other initiatives include training and practical assistance in finding a new position, workshops to enhance capabilities and funding programs to support education activities or to launch a business venture.

SUN LIFE FINANCIAL

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1871, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2002 the Sun Life Financial group of companies has total assets under management of CDN $357 billion.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol "SLC".

CLARICA

Clarica has provided insurance and investment solutions to Canadians for more than 130 years. As well as individual and group insurance, Clarica also provides a full range of savings and retirement products. In Canada, Clarica serves more than 3.3 million customers through 8,000 staff, agents, financial planners and group representatives who operate out of 90 offices throughout the country. In the U.S., Clarica operates from three mid-western locations to serve 225,000 policyholders.

This press release contains forward-looking statements with respect to the Company, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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Media contacts:

Sun Life Financial

John Vincic
416-979-6070

Clarica

Nicholas Thomas
519-888-3160

Investor Relations contact:

Thomas Rice
416-204-8163

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Services of Canada Inc.
(Registrant)

Date: May 27, 2002

By: ______________________
Thomas A. Bogart
Executive Vice-President & Chief Legal Officer

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